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                             [FLONETWORK LETTERHEAD]


                                                     May 31, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      FloNetwork Inc.
         Registration Statement on Form F-1
         (Registration No. 333-32494)
         Registration Statement on Form 8-A
         (Registration No. 0-30037)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, FloNetwork Inc. ("FloNetwork") hereby withdraws its Registration Statement on Form F-1 (Registration No. 333-32494), as amended, that was originally filed with the Securities and Exchange Commission on March 15, 2000. FloNetwork is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Shares contemplated in the Registration Statement at this time. No shares of Common Shares of FloNetwork have been issued or sold under the Registration Statement.

         In addition, FloNetwork hereby withdraws the Registration Statement on Form 8-A (Registration No. 0-30037), as amended, that it originally filed with the Securities and Exchange Commission on March 21, 2000 with respect to its Common Shares.

         If you have any questions with respect to this letter, please call either Stuart M. Falber of the law firm of Hale and Dorr LLP at (617) 526-6000 or me at (416) 369-1100.

                                              Sincerely,

                                              FloNetwork Inc.



                                              By: /s/ Eric Goodwin
                                                  --------------------------
                                                  Eric Goodwin
                                                  Chief Executive Officer

cc:      Mr. David Leeb